TransAlta celebrates 1,000 MW of installed wind capacity in Canada

CALGARY, ALBERTA (October 22, 2010) – By the end of 2010 TransAlta Corporation (TSX: TA) (NYSE: TAC) will become the first company to own and operate more than 1,000 megawatts (MW) of installed wind capacity in Canada – 30 per cent of the country’s total.

“In less than 10 years, TransAlta has gone from zero to 1,000 MW to be Canada’s largest producer of wind power,” said Steve Snyder, TransAlta President and CEO.  “I would like to thank the communities that support our sustainability efforts plus our employees for their hard work and commitment. With their support and dedication, TransAlta now has 18 commercial wind facilities across Canada in Alberta, Ontario, Quebec and New Brunswick.”

TransAlta will mark this significant milestone for renewable power in Canada with a celebration in Fort Macleod, Alberta for local landowners, community leaders, First Nations and wind industry players on Saturday, October 23rd.

TransAlta has 12 wind facilities in southern Alberta, which along with providing renewable electricity have enabled opportunities for rural economic development.

“As stewards of one of the most valuable and eco-sensitive regions of the province, The Municipal District of Willow Creek No. 26 strives to address sustainable economic development in concert with environmental responsibility,” said Cynthia Vizzutti, Chief Administrative Officer, Municipal District of Willow Creek No. 26. “Development of alternate sources of energy, such as wind energy conversion, not only helps the municipality reach that goal but contributes substantially to the tax base, provides monetary benefits to land owners, and significant job creation.  Wind power development has become a part of the rich heritage of The Municipal District of Willow Creek No. 26.”

According to the Canadian Wind Energy Association (CanWEA), Canada currently has 3,549 MW of installed wind energy capacity with production in every province. CanWEA’s vision document, Wind Vision 2025 – Powering Canada’s Future, estimates that wind energy has the potential to be one of Canada’s next great economic opportunities while also providing environmental benefits. Achieving this goal will create $80 billion (CDN) in new investment, a minimum 50,000 new jobs, and provide economic development opportunities for rural communities throughout Canada.

“Currently, wind powers more than one million homes in Canada, but we are still only scratching the surface of Canada's enormous wind energy potential,” said Robert Hornung, president of CanWEA. “The rapid pace of wind energy development presents a significant opportunity for Canadian manufacturers, service providers, landowners and rural municipalities. Canada can be a global leader in creating green-collar jobs and clean energy. We join TransAlta in celebrating this significant milestone in Canada’s wind energy industry. We also look ahead to a record year for wind in Canada in 2011 with more than 1,000 MW of new wind likely to be installed.”

“TransAlta is committed to wind technology, to growing and diversifying our generation portfolio, and to increasing our clean and renewable generation sources,” said Mr. Snyder.

TransAlta’s future wind development plans include new facilities in New Brunswick, Quebec and Saskatchewan.

For more information, visit www.transalta.com.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

Media inquiries:

Jason Edworthy

Director, Community Relations

Phone:  (403) 267-2048

Email:

 jason_edworthy@transalta.com